Exhibit 99.1

Trillion Energy Announces Payment of Director Fees and Debt Settlements

February 27, 2025 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), announces the issuance of an aggregate of 3,516,493 common shares of the Company in settlement of $204,436.07 in debt owed by the Company to directors, officers and consultants (the “Debt Settlement”). Sean Stofer, Trillion’s Interim CEO & Chairman of the Board stated, “I would like to thank the directors and employees who have opted to receive amounts payable to them in Shares. This is a show of confidence in Trillion as we continue to move forward aggressively with plans to recommence drilling and workovers on our projects”.

In connection with the Debt Settlement, an aggregate of 1,209,413 common shares of the Company were issued for 2024 directors fees and certain management services from directors and an officer of the Company (the “Insider Settlement”).

The Insider Settlement is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the related party participation in the Debt Settlement based on that the fair market value of such insider participation does not exceed 25% of the Company’s market capitalization.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedarplus.ca, and our website.

Contact

Sean Stofer, Chairman

Brian Park, VP of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedarplus.ca, and or request a copy of our reserves report effective December 31, 2023 and filed on April 25, 2024.